SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EUA ENERGY INVESTMENT CORPORATION           :
     (EUA ENERGY)                           :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-8617)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated June 21, 1995 Release No. 35-26314 (the "Order") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby encloses herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of BIOTEN Partnership for the period ended September 30, 1996 and other information required to be filed by said Order.

                                     Very truly yours,


                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  November 22, 1996